Exhibit 6.5

AMENDMENT NO. 1 TO OPTION AGREEMENT AND LICENSE AGREEMENT

This Amendment No. 1 to Option Agreement and License Agreement (“Amendment”), effective as of September 30, 2020 (“Amendment Effective Date”), is made by and between Breakout 1976, LLC having its place of business at 214 East Roosevelt Street, Phoenix, Arizona 85004 (“Licensee”) and Atari Interactive, Inc., having its place of business at 286 Madison Avenue, 8th Floor, New York, New York 10017 (“Atari”). Atari and Licensee may be referred herein collectively as the “Parties” and individually as a “Party.”

BACKGROUND

A. The Parties are both subject to the existing Option Agreement and License Agreement between the Parties effective as of December 27, 2019 (“Agreement”) pursuant to which Atari licensed certain trademark rights to Licensee.

B. Licensee wishes to confirm its ability to sell and otherwise distribute Licensed Merchandising Products outside of the physical location of the Atari Hotel, including without limitation online, in order to market and promote the Atari Hotels both before and after the opening of any Atari Hotel.

C. Licensee also wishes to amend the approval process for Licensed Merchandising Products pursuant to Section 14.3 of the Agreement.

D. Atari is amenable to such modifications to the Agreement, such that Parties wish to amend the Agreement as further set forth below.

NOW THEREFORE, for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree to amend the Agreement as follows:

1. Definitions. Capitalized terms used but not defined in this Amendment will have the meanings given such terms in the Agreement. All references to the Agreement set forth in this Amendment will be deemed to be references to the Agreement as amended by the Amendment.

2. Amendments. The Parties wish to amend the Agreement as follows:

(a) Section 1.1.18 is revised to read as follows: “Licensed Merchandising Products means the merchandising products sold or distributed by Licensee only (i) in the Atari Hotel (i.e. gift shop of the Atari Hotels), (ii) at promotional events for the Atari Hotel, and/or (iii) on the website of the Atari Hotel and any other website approved in advance by Atari (which approval may not be unreasonably withheld, conditioned, or delayed) (collectively, the “Authorized Channels”) to the exclusion of any other offline or online location, and that refer to the Licensed Intellectual Property together with the name of the Atari Hotels, as approved by Atari pursuant to Section 7 below.

(b) Section 2.2 is revised to read as follows: “Atari hereby grants Licensee the limited, non-exclusive, transferable and royalty bearing right to use the Licensed Intellectual Property only for the purpose of and to the extent necessary (i) to manufacture and have manufactured the Licensed Merchandising Products, (ii) to promote, distribute and/or sell the same only in the Authorized Channels, to market the Atari Hotels during the Term, in accordance with this Agreement and (iii) to enter into sublicense agreements to grant one or more sublicensees the ability to do the same.

(c) Section 2.5 is revised to read as follows: “The Licensed Merchandising Products may only be sold and distributed in the Authorized Channels, to market the Atari Hotels, and in accordance with the provisions of this Agreement and all applicable laws and regulations. Licensee shall also refrain from establishing any permanent physical retail location outside the Atari Hotel(s) for the Licensed Merchandising Products.

(d) Section 7.3 of the Agreement is revised to read as follows:

Licensee shall submit to Atari for approval concepts for the Atari Hotels and for the Licensed Merchandising Products in paper or digital format, such approval shall not be unreasonable withheld; it being understood that the granting of such approval may not be interpreted as an endorsement by Atari of the Atari Hotels or the Licensed Merchandising Products or a warranty as to the quality and/or fitness for use of the same. Atari will use reasonable efforts to communicate its approval or refusal of the Atari Hotels concepts or Licensed Merchandising Products concepts within seven (7) business days of receipt of the corresponding submission. Failure to approve or refuse within the said period will be deemed a refusal, unless Atari subsequently notifies Licensee in writing of its approval. Upon refusal, Licensee shall at its option resubmit the corresponding element. If Atari fails to provide its approval or refusal within five (5) calendar days of receipt of the second submission, it shall be deemed approved. Licensee shall display, as part of the concepts for approval, the Licensed Intellectual Property as approved by Atari.

(e) Section 7.4 of the Agreement is deleted in its entirety and replaced with the following provision:

Following approval of and in conformity with the concept and design of the Licensed Merchandising Products as approved by Atari pursuant to Section 7.3, Licensee shall produce and deliver to Atari digital rendering samples (“Digital Renderings”) along with a description of the textiles for each Licensed Merchandising Product (“Textile Description”), and shall make any changes to the Digital Renderings and textiles as reasonably requested by Atari, provided such requests are submitted to Licensee within seven (7) business days of the delivery of the Digital Renderings and Textile Description to Atari. Final approval shall be deemed given by Atari upon receipt by Atari of final visual and digital revisions of the Digital Renderings and Textile Descriptions from Licensee. Following such approval, in the event Licensee elects to move forward with the particular Licensed Merchandising Product, Licensee shall manufacture the Licensed Merchandising Products in conformity with the final approved Digital Renderings and Textile Descriptions. Licensee shall provide Atari with three (3) samples of each Licensed Merchandising Product from the initial production run, fully packaged and labelled for sale, along with the identification of the number units produced in the initial production run of the Licensed Merchandising Product. Production samples are not required for any production run other than the first production run, unless during the Term and the course of production, the Digital Renderings and Textile Descriptions have changed from the final approval given by Atari to Licensee, in which case Licensee shall resubmit. Once a Licensed Merchandising Product has been approved for manufacture, Licensee may run multiple production runs as it deems appropriate to meet demand. All costs relating to the submission for the approval, manufacture, promotion, storage and sale of Licensed Merchandising Products shall be borne by Licensee. Licensee shall destroy (or ensure are destroyed) any seconds, irregulars, test-runs or sub-standard units of the Licensed Merchandising Products. Atari may additionally require that the Licensed Merchandising Products be immediately recalled if Atari considers that the manufacture or distribution of the Licensed Products may pose a health or safety hazard, or be detrimental to Atari’s and/or the Property’s reputation or goodwill.

(f) A new Section 7.5 is added as follows:

Atari has and maintains a digital asset library that contains images and digital files for artwork of certain of the Licensed Intellectual Property and will provide Licensee with access to such digital asset library in order to facilitate Licensee’s promotional and marketing activities contemplated by this Agreement as well as the development of Licensed Merchandising Products and the Digital Renderings for the same. Licensee may use and access any such digital assets from the Atari digital asset library for the purposes of supporting Licensee’s activities as set forth in this Agreement and provided such digital assets originated from Atari’s digital asset library, use of such digital assets will be deemed approved. In the event a digital asset is not available for Licensed Intellectual Property, Licensee may produce its own digital asset, which will be subject to approval by Atari as set forth in this Section 7 or Section 9.

(g) Section 10.1.3 is revised to read as follows: “ Use of the Licensed Intellectual Property in connection with the Atari Hotels and any Licensed Merchandising Products by either Licensee or its sublicensees pursuant to this Agreement will not infringe any rights owned or possessed by any third party;”

3. Miscellaneous. Except as modified or amended by this Amendment, all other terms of the Agreement are hereby ratified, reaffirmed, and remain in full force and effect. In the event of a conflict between the terms of this Amendment and the Agreement, the terms and conditions of this Amendment control. Signatures submitted via facsimile or electronic means will be deemed to be original signatures of the parties and will be valid and binding upon the parties hereto.

IN WITNESS WHEREOF, the Parties hereto have duly executed this Amendment as of the Amendment Effective Date.

BREAKOUT 1976, LLC (“Licensee”)		ATARI INTERACTIVE, INC. (“Atari”)

By:	/s/ Jordan Taylor	By:	/s/ Frédéric Chesnais
Name:	Jordan Taylor	Name:	Frédéric Chesnais
Title:	Partner	Title:	CEO
Date:	September 30, 2020	Date:	September 30, 2020

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